Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

United States

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street, Central

Hong Kong

VIA EDGAR

February 7, 2020

Mr. Joseph McCann

Ms. Christine Westbrook

Mr. Kevin Vaughn

Mr. Franklin Wyman

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Huize Holding Ltd (the “Company”) (CIK No. 0001778982)

Registration Statement on Form F-1, as amended (Registration No. 333-233614)

Ladies and Gentlemen:

We hereby join the Company in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 5:00 p.m., Eastern Time, on February 11, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 86 copies of the Company’s preliminary prospectus dated February 6, 2020 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature page follows)

Very truly yours,

As representative of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Lydia Liu
Name:	Lydia Liu
Title:	Managing Director

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Shu Gao
Name:	Shu Gao
Title:	Executive Director

[Signature Page to Acceleration Request Letter]